Exhibit (a)(5)

UNITED STATES DISTRICT COURT
DISTRICT OF MASSACHUSETTS

JERRY L. & MENA M. MORELOS REVOCABLE TRUST, On Behalf Of Itself and All Others Similarly Situated,	) ) )	No.
)
Plaintiff,	)	CLASS ACTION
)
vs.	)
	)	SHAREHOLDER COMPLAINT BASED
HENRI A. TERMEER, MICHAEL S.	)	UPON SELF-DEALING AND BREACH OF
WYZGA, ROBERT J. CARPENTER,	)	FIDUCIARY DUTY
CHARLES L. COONEY, DOUGLAS A.	)
BERTHIAUME, GAIL K. BOUDREAUX,	)
ROBERT J. BERTOLINI, VICTOR J. DZAU,	)
CONNIE MACK III, RICHARD F. SYRON,	)
RALPH V. WHITWORTH, STEVEN	)
BURAKOFF, ERIC ENDE, DENNIS M.	)
FENTON, GENZYME CORP., and SANOFI-)
AVENTIS,	)
)
Defendants	)
)

SUMMARY OF THE ACTION

1.                                      This is a stockholder class action brought by plaintiff on behalf of the holders of Genzyme Corporation (“Genzyme” or the “Company”) common stock against Genzyme, certain of its officers and directors, and Sanofi-Aventis (“Sanofi”). This action seeks to enjoin defendants from further breaching their fiduciary duties in their pursuit to sell Genzyme for inadequate consideration (the “Proposed Acquisition”).

2.                                      The Proposed Acquisition is the result of an unfair and self-serving process that the Individual Defendants (as defined herein) undertook to find a willing party to indemnify them for their wrongdoing rather than seeking to maximize shareholder value.  The proposed consideration per share, which resulted from the unfair process, materially undervalues the Company and is unfair to its stockholders.

3.                                      Genzyme is a global biotechnology company that is focused on rare genetic disease disorders, renal disease, orthopedics, cancer, transplant and immune disease, and diagnostic and predictive testing. Genzyme is protected from generic competition because its products and pipeline focus on extremely rare genetic diseases.

4.                                      While the Company has an enviable product pipeline and current valuable products, under the direction of Genzyme Chief Executive Officer (“CEO”) defendant Henri A. Termeer (“Termeer”), the Company has experienced continuous problems with its manufacturing facilities, which led to a series of regulatory actions taken by the federal Food and Drug Administration (“FDA”). On February 27, 2009, the FDA sent the Company a warning letter over what federal regulators described as “significant objectionable conditions” at its Boston manufacturing plant. A few months later, the Company shut down its Boston plant after it was found to have a viral contamination.  Unsurprisingly, the market reacted negatively to these significant, but curable, problems.  The Company’s manufacturing problems pushed the Company’s stock from a high of $83.06 on August 15, 2008, to its lowest point in over five years of $47.81 in June 2010. Moreover, a federal securities fraud class action was filed against the Company and multiple shareholders filed shareholder derivative actions against the Company’s directors and certain of its officers relating to the manufacturing problems and the FDA warning letters.

5.                                      Despite the Company’s long-term prospects, the Individual Defendants are desperate to sell now to extinguish significant liability from the shareholder derivative actions, by squeezing out Genzyme shareholders. As an added benefit to themselves, the Individual Defendants will receive valuable change-in-control payments, and/or secure prestigious and lucrative positions in the post-Proposed Acquisition company.

6.                                      In addition, four of the directors are beholden to outside influences from activist investors.  Defendants Steven Burakoff (“Burakoff”), Eric Ende (“Ende”), Dennis M. Fenton (“Fenton”), and Ralph V. Whitworth (“Whitworth”) are all Board of Directors (“Board”) members that are conflicted because they were forced on the Board to pursue the interests of Relational Investors LLC (“Relational”) and Carl C. Icahn. These activist investors are concerned with their short term profits and not maximizing shareholder value.

7.                                      In pursuing this unlawful plan to squeeze out Genzyme’s public shareholders through the implementation of a flawed process and at an unfair price, the Individual Defendants have breached their fiduciary duties of loyalty, due care, independence, good faith, and fair dealing, and Genzyme and Sanofi have aided and abetted Genzyme’s officers and directors’ breaches of fiduciary duties.

8.                                      Because the Individual Defendants dominate and control the business and corporate affairs of Genzyme, they have available to them private corporate information concerning Genzyme’s assets, business, and future prospects. The Individual Defendants’ access to this nonpublic information creates an imbalance and disparity of knowledge and economic power between them and the public shareholders of Genzyme. Thus, it is inherently unfair for them to execute and pursue an agreement and plan of merger under which they will evade liability in the derivative action and reap disproportionate benefits to the exclusion of maximizing shareholder value.

9.                                      To remedy and prevent further breaches of fiduciary duty and other misconduct, plaintiff seeks, inter alia: (i) injunctive relief preventing consummation of the Proposed Acquisition, unless and until the Company adopts and implements a procedure or process to obtain a transaction that provides the best possible terms for shareholders; (ii) a directive to the Individual Defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of Genzyme’s shareholders; (iii) rescission of, to the extent already implemented, any agreement and plan of merger; and (iv) injunctive relief preventing the Individual Defendants from entering into any preclusive terms in an agreement and plan of merger.

JURISDICTION AND VENUE

10.                               This Court has jurisdiction over all causes of action asserted herein pursuant to 28 U.S.C. §1332(a)(2) in that plaintiff and defendants are citizens of different states and the amount in controversy exceeds $75,000, exclusive of interest and costs. This action is not a collusive action designed to confer jurisdiction on a court of the United States that it would not otherwise have.

11.                               This Court has jurisdiction over each defendant named herein because each defendant is either a corporation that conducts business in and maintains operations in this

District, or is an individual who has sufficient minimum contacts with this District so as to render the exercise of jurisdiction by the District courts permissible under traditional notions of fair play and substantial justice.

12.                               Venue is proper in this Court pursuant to 28 U.S.C. §1391(a) because: (i) Genzyme maintains its principal place of business in this District; (ii) one or more of the defendants either resides in or maintains executive offices in this District; (iii) a substantial portion of the transactions and wrongs complained of herein, including the defendants’ primary participation in the wrongful acts detailed herein, and aiding and abetting and conspiracy in violation of fiduciary duties owed to Genzyme, occurred in this District; and (iv) defendants have received substantial compensation in this District by doing business here and engaging in numerous activities that had an effect in this District.

PARTIES

13.                               Plaintiff Jerry L. & Mena M. Morelos Revocable Trust is a shareholder of Genzyme. Plaintiff is a citizen of New Mexico.

14.                               Defendant Termeer is Genzyme’s Chief Executive Officer and has been since December 1985; Chairman of the Board and has been since May 1988; and President and a director and has been since October 1983. Defendant Termeer is a citizen of Massachusetts.

15.                               Defendant Michael S. Wyzga (“Wyzga”) is Genzyme’s Executive Vice President, Finance and has been since May 2003 and Chief Financial Officer and has been since July 1999. Wyzga was also Genzyme’s Chief Accounting Officer from January 1999 to November 2008; Senior Vice President, Finance from July 1999 to May 2003; Senior Vice President, Corporate Controller from January 1999 to July 1999; and Vice President and Corporate Controller from February 1998 to January 1999. Defendant Wyzga is a citizen of Massachusetts.

16.                               Defendant Robert J. Carpenter (“Carpenter”) is a Genzyme director and has been since 1994. Defendant Carpenter is a citizen of Massachusetts.

17.                               Defendant Charles L. Cooney (“Cooney”) is Genzyme director and has been since 1983. Defendant Cooney is a citizen of Massachusetts.

18.                               Defendant Douglas A. Berthiaume (“Berthiaume”) is a Genzyme director and has been since 1988. Defendant Berthiaume is a citizen of Massachusetts.

19.                               Defendant Gail K. Boudreaux (“Boudreaux”) is a Genzyme director and has been since 2004. Defendant Boudreaux is a citizen of Illinois.

20.                               Defendant Robert J. Bertolini (“Bertolini”) is a Genzyme director and has been since December 2009. Defendant Bertolini is a citizen of New Jersey.

21.                               Defendant Victor J. Dzau (“Dzau”) is a Genzyme director and has been since 2000. Defendant Dzau is a citizen of North Carolina.

22.                               Defendant Connie Mack III (“Mack”) is a Genzyme director and has been since 2001. Defendant Mack is a citizen of Florida.

23.                               Defendant Richard F. Syron (“Syron”) is a Genzyme director and has been since 2006. Defendant Syron is a citizen of Massachusetts.

24.                               Defendant Whitworth is a Genzyme director and has been since April 2010. Defendant Whitworth is a citizen of California.

25.                               Defendant Burakoff is a Genzyme director and has been since June 2010. Defendant Burakoff is citizen of New York.

26.                               Defendant Ende is a Genzyme director and has been since June 2010. Defendant Ende is a citizen of Florida.

27.                               Defendant Dennis M. Fenton (“Fenton”) is a Genzyme director and has been since June 2010. Defendant Fenton is a citizen of California.

28.                               Defendant Genzyme Corp. (“Genzyme”) is a Massachusetts biotechnology company with a broad product and service portfolio focused on rare genetic disease disorders, renal disease, orthopedics, cancer, transplant and immune disease, and diagnostic and predictive testing. Defendant Genzyme is a citizen of Massachusetts.

29.                               Defendant Sanofi is a French diversified global pharmaceutical company with a portfolio of diabetes drugs, vaccines, a broad range of consumer healthcare products, and research focused on biological products. Defendant Sanofi is a citizen of France.

30.                               The defendants named above in ¶¶14-27 are sometimes collectively referred to herein as the “Individual Defendants.”

THE INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

31.                               Under Massachusetts law, in any situation where the directors of a publicly traded corporation undertake a transaction that will result in either: (i) a change in corporate control; or (ii) a break up of the corporation’s assets, the directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s shareholders, including a significant premium at the highest price attainable in the market.  To diligently comply with these duties, neither the directors nor the officers may take any action that:

(a)                                 adversely affects the value provided to the corporation’s shareholders;

(b)                                 will discourage, inhibit or deter alternative offers to purchase control of the corporation or its assets;

(c)                                  contractually prohibits themselves from complying with their fiduciary duties;

(d)                                 will otherwise adversely affect their duty to secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or

(e)                                  will provide the directors and/or officers with preferential treatment at the expense of, or separate from, the public shareholders.

32.                               In accordance with their duty of loyalty, the Individual Defendants, as directors and/or officers of Genzyme, are obligated under Massachusetts law to refrain from:

(a)                                 participating in any transaction where the directors’ or officers’ loyalties are divided;

(f)                                   participating in any transaction where the directors or officers receive, or are entitled to receive, a personal financial benefit not equally shared by the public shareholders of the corporation; and/or

(g)                                  unjustly enriching themselves at the expense or to the detriment of the public shareholders.

33.                               The Individual Defendants, separately and together, in connection with the Proposed Acquisition, are knowingly or recklessly violating their fiduciary duties and aiding and abetting such breaches, including their duties of loyalty, good faith and independence owed to plaintiff and other public shareholders of Genzyme.

34.                               Certain of the Individual Defendants stand on both sides of the Proposed Acquisition, are engaging in self-dealing, are obtaining for themselves personal benefits, including personal financial benefits not shared equally by plaintiff or the Class (as defined herein). Certain Genzyme executives are also attempting to retain their prestigious and lucrative positions and compensation at the post-Proposed Acquisition company. The Board is seeking to extinguish the liability it faces in the derivative actions. Accordingly, the Proposed Acquisition will benefit the Individual Defendants in significant ways not shared with Class members. As a result of the Individual Defendants’ self-dealing and divided loyalties, neither plaintiff nor the Class will receive adequate or fair value for their Genzyme common stock in the Proposed Acquisition.

35.                               Because the Individual Defendants are knowingly or recklessly breaching their duties of loyalty, good faith, and independence in connection with the Proposed Acquisition, the burden of proving the inherent or entire fairness of the Proposed Acquisition, including all aspects of its negotiation, structure, price, and terms, is placed upon defendants as a matter of law.

THE DERIVATIVE ACTIONS

36.                               Defendants Berthiaume, Boudreaux, Bertolini, Carpenter, Cooney, Dzau, Mack, and Syron are Board members and are defendants in various shareholder derivative actions. In December 2009, two shareholder derivative actions were filed for Genzyme’s benefit in the United States District Court for the District of Massachusetts. In January 2010, a shareholder derivative action was filed in Massachusetts Superior Court, which was followed by two other shareholder derivative actions.  The derivative actions are based on allegations that the Board and certain executive officers breached their fiduciary duties by making improper statements regarding manufacturing issues, compliance with current good manufacturing practices, ability to meet product demand, expected revenue growth, and approval of Lumizyme. The complaints also allege that the Board and executive officers breached their fiduciary duty of loyalty by using this knowledge of material, non-public information to improperly sell Genzyme stock that they personally held.

37.                               The derivative actions are best summed up in a November 17, 2009 article on thestreet.com. The article state Termeer was the worst biotechnology company CEO this year and that it “wasn’t even close ... given Termeer’s epic mismanagement of Genzyme this year.” Termeer’s mismanagement led to “a never-ending series of regulatory and manufacturing snafus [that] has forced the company to delay drug approvals and launches, temporarily shutter a major manufacturing plant due to a viral contamination, write off millions of dollars in product inventory and poison its relationship with the U.S. Food and Drug Administration [to the point that regulators have taken an active role in helping Genzyme’s competitors.”

38.                               The blame does not lie solely upon Termeer. The Board, which consists of several directors with scientific and manufacturing backgrounds, backed Termeer’s reckless mismanagement of the Company. Yet, despite the scientific and manufacturing knowledge at its disposal, the Board backed Termeer’s decision to manufacture complicated drugs in a run-down, dirty manufacturing facility in Allston, Massachusetts, referred to as the Allston Landing facility.

39.                               Genzyme’s troubles with the facility began during October 2008, when the FDA issued a warning letter to the Company following an inspection.  Termeer and the Board, however, concealed the warning letter from shareholders until March 2009. When they finally disclosed the warning letter’s existence, Termeer and his fellow officers and directors attempted to whitewash the FDA’s concerns, which they vaguely described as issues related to “microbiological monitoring and mainly drug substance, equipment maintenance as well as certain process controls at the manufacturing facility.” The FDA’s actual warnings were somewhat more detailed and severe.

40.                               According to The Wall Street Journal, who received a redacted copy of the FDA’s warning letter, the FDA much more accurately described its concerns as “‘significant deviations from current good manufacturing practice.’”  Further, “‘[t]he deficiencies described in [the warning] letter are indicative of [Genzyme’s] quality control unit’s failure to fulfill its responsibility to assure the identity, strength, quality and purity of [the Company’s] drug products and drug substances.’” In particular, the FDA warned Genzyme to stop using freezers and other equipment “beyond their stated life expectancy”; and to perform proper equipment maintenance. These warnings went unheeded.

41.                               Genzyme’s uncorrected sloppy manufacturing practices had severe consequences, which include the FDA’s refusal to approve Lumizyme, a drug that the Company is currently attempting to market in the United States for the treatment of Pompe disease. On March 2, 2009, Genzyme disclosed that the FDA was withholding approval for the drug pending the completion of corrective actions to address Genzyme’s deficient manufacturing processes. And recently on November 16, 2009, Genzyme disclosed that the FDA was continuing to withhold approval because the Company’s sloppy manufacturing process remained uncorrected.  This FDA approval delay has cost the Company millions of dollars in delayed revenues and driven the Company’s stock price down to levels not seen in over five years.

42.                               Genzyme’s sloppy manufacturing process also contributed to the viral infection of several bioreactors at the Allston Landing facility. As a result of the infection, during June 2009, Genzyme was forced to shutdown the facility in order to sanitize it. Although Termeer and his fellow officers and directors have been unable to determine the specific source of the viral contamination, they admit that the virus contributed to manufacturing slowdowns during 2008. In other words, Termeer and his cohorts allowed the Allston Landing facility to be infected for over a year before they acted to correct the problem.

43.                               The June 2009 Allston Landing facility shutdown caused a shortage of the Company’s Cerezyme and Fabrazyme drugs. This shortage, in turn, has resulted in millions of dollars in losses for the Company through lost drug sales. As a result of these losses, Sanofi is attempting to acquire the Company while its stock is depressed. And while the Individual Defendants are willing to sell the Company in order to extinguish their liability for their breaches of fiduciary duties.

THE PROPOSED ACQUISITION

44.                               On July 23, 2010, The New York Times published an article titled “Sanofi Said to Have Offered to Make a Bid for Genzyme.” The article stated:

Sanofi-Aventis has made an informal takeover approach to Genzyme, a person briefed on the matter said on Friday, as the French drug maker seeks to bolster its biotechnology offerings.

* * *

Genzyme would bring Sanofi an attractive portfolio of drugs that treat rare conditions like Fabry disease. Because of their relative complexity, Genzyme’s products fetch high prices. Cerezyme, a treatment for Gaucher’s disease and one of the company’s main products, has garnered more than $1 billion in annual sales, though it is used to treat fewer than 6,000 patients.

45.                               In a July 26, 2010 article on Bloomberg.com, Sven Borho, an analyst with OrbiMed Advisors stated that “if two or three companies get involved in bidding, the $80s are achieved really easily.... There are so few good assets out there, and this is one of the more promising assets.” In addition to Sanofi, the Bloomberg.com article stated that GlaxoSmithKline Plc recently made an overture to Genzyme.  And other reports have claimed that Johnson & Johnson is also interested in pursuing an acquisition of Genzyme.

46.                               Moreover, the premium being reported by reliable sources offers a minimal benefit at best. On July 28, 2010, The New York Times DealBook stated that people briefed on the matter indicated the Proposed Acquisition would be at a price of $70 per share.  Also, according to a Bloomberg Businessweek article, Sanofi’s Board has only authorized an offer of $70 per share.  While the Proposed Acquisition at that price is ostensibly at a premium, the Company stock price recently traded at more than $83 prior to the manufacturing problems caused by the Individual Defendants, and as recently as January 2010, Relational stated that it believes Genzyme could achieve a stock price as high as $90.

47.                               The premium being offered in the Proposed Acquisition is only 29.22% higher than Genzyme’s closing price on July 22, 2010, the day before the information about Sanofi’s bid became public. This premium pales in comparison to other premiums paid for pharmaceutical companies, even though they lacked Genzyme’s potential. For instance, in May, Japanese drug maker Astellas Pharma Inc. agreed to buy OSI Pharmaceuticals Inc. for a 68% premium. In a similar biotechnology deal, AstraZeneca Plc agreed to acquire MedImmune Inc. in 2007 at a 70% premium. And, in 2008, Eli Lilly & Co. agreed to buy ImClone Systems Inc. for a 73% premium. None of these Company’s products and pipeline can compare to Genzyme’s. Yet, they garnered premiums more than double that being offered in the Proposed Acquisition.

48.                               Despite the Company’s positive future, the Board entered the Proposed Acquisition attempting to sell the Company now, even though its stock has not yet fully recovered from the Individual Defendants’ mismanagement and lax oversight.

THE UNFAIR AND INADEQUATE PROCESS

49.                               In order to meet their fiduciary duties, the Individual Defendants are obligated to explore transactions that will maximize shareholder value, and not structure a preferential deal for themselves.  Due to the Individual Defendants’ eagerness to enter into a transaction with Sanofi, they failed to implement a process to obtain the maximum price for Genzyme’s shareholders.

50.                               As a result of defendants’ conduct, Genzyme’s public stockholders have been and will continue to be denied the fair process and arm’s-length negotiated terms to which they are entitled in a sale of their Company.

SELF-DEALING

51.                               Because Individual Defendants dominate and control the business and corporate affairs of Genzyme and have access to material nonpublic information concerning Genzyme’s financial condition and business prospects.  Thus, there exists an imbalance and disparity of available knowledge and economic power between them and the public shareholders of Genzyme. Therefore, it is inherently unfair for the Individual Defendants to execute and pursue any Proposed Acquisition agreement under which they will reap disproportionate benefits to the exclusion of obtaining the best value for shareholders. Instead, the Individual Defendants are disloyally placing their own interests first, and tailoring the terms and conditions of the Proposed Acquisition to meet their own personal needs and objectives.

52.                               The Genzyme Board has four members that are beholden to two formidable activist investors:  Carl C. Icahn and defendant Whitworth.  Defendants Burakoff, Ende, Whitworth, and Fenton all are incurably conflicted because their loyalties are divided between the Company and the persons and/or entities that had them placed on the Board.  Defendants Burakoff, Ende, Whitworth, and Fenton are responsible for representing the interests of their benefactors rather than the Company’s shareholders. Thus, defendants Burakoff, Ende, Whitworth, and Fenton are breaching their fiduciary duties by not acting in the best interests of all shareholders.

53.                               Rather than let the shareholders of Genzyme benefit from its strong financial performance, the Individual Defendants are seeking to sell the Company for their own benefit. By attempting to sell the Company, the Individual Defendants are trying to extinguish the significant liability they face in the derivative action. Thus, the Individual Defendants are acting for their benefit and to the detriment of the Class.

54.                               The Individual Defendants’ attempt to sell the Company is wrongful, unfair, and harmful to Genzyme’s public shareholders, and represents an effort by defendants to aggrandize their own financial position and interests at the expense of and to the detriment of Class members.  Specifically, defendants are attempting to deny plaintiff and the Class their shareholder rights via the sale of Genzyme through an unfair process. Accordingly, the Proposed Acquisition will benefit defendants at the expense of Genzyme’ shareholders.

55.                               In light of the foregoing, the Individual Defendants must, as their fiduciary obligations require:

•                  Withdraw their consent to the sale of Genzyme and allow the shares to trade freely – without impediments;

•                  Act independently so that the interests of Genzyme’ public shareholders will be protected;

•                  Adequately ensure that no conflicts of interest exist between defendants’ own interests and their fiduciary obligation to maximize shareholder value or, if such conflicts exist, to ensure that all conflicts be resolved in the best interests of Genzyme’ public shareholders; and

•                  Solicit competing bids to assure that the Company’s shareholders are receiving the best reasonably obtainable value for their shares.

CLASS ACTION ALLEGATIONS

56.                               Plaintiff brings this action individually and as a class action pursuant to Federal Rule of Civil Procedure 23 on behalf of all holders of Genzyme stock who are being and will be harmed by defendants’ actions described herein (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendant.

57.                               This action is properly maintainable as a class action.

58.                               The Class is so numerous that joinder of all members is impracticable. According to Genzyme’s United States Securities and Exchange Commission filings, there are more than 254.8 million shares of Genzyme common stock outstanding.

59.                               There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member.  The common questions include, inter alia, the following:

(a)                                 whether the Individual Defendants have breached or are breaching their fiduciary duties of undivided loyalty, independence, or due care with respect to plaintiff and the other members of the Class in connection with the Proposed Acquisition;

(b)                                 whether the Individual Defendants are engaging in self-dealing in connection with the Proposed Acquisition;

(c)                                  whether the Individual Defendants have breached or are breaching any of their other fiduciary duties owed to plaintiff and the other members of the Class in connection with the Proposed Acquisition, including the duties of good faith, diligence, and fair dealing;

(d)                                 whether Genzyme aided and abetted the Individual Defendants’ breaches of fiduciary duties;

(e)                                  whether Sanofi aided and abetted the Individual Defendants’ breaches of fiduciary duties; and

(f)                                   whether plaintiff and the other members of the Class would suffer irreparable injury were the transactions complained of herein consummated.

60.                               Plaintiff’s claims are typical of the claims of the other members of the Class and plaintiff does not have any interests adverse to the Class.

61.                               Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class.

62.                               The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

63.                               Plaintiff anticipates that there will be no difficulty in the management of this litigation.  A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

64.                               Defendants have acted and are acting on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

FIRST CAUSE OF ACTION

Claim for Breach of Fiduciary Duties Against the Individual Defendants

65.                               Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

66.                               The Individual Defendants have violated their fiduciary duties of care, loyalty, good faith, and independence owed to the public shareholders of Genzyme and have acted to put their personal interests ahead of the interests of Genzyme’s shareholders.

67.                               By the acts, transactions, and courses of conduct alleged herein, defendants, individually and acting as a part of a common plan, are attempting to unfairly deprive plaintiff and other members of the Class of the true value inherent in and arising from Genzyme.

68.                               The Individual Defendants are violating their fiduciary duties by attempting to sell the Company without regard to the effect of the Proposed Acquisition on Genzyme’s shareholders.

69.                               As demonstrated by the allegations above, the Individual Defendants are failing to exercise the care required, and breached their duties of loyalty, good faith, and independence owed to the shareholders of Genzyme because, among other reasons, they are ignoring or have not protected against the numerous conflicts of interest among members of the Board and the Company’s management.

70.                               Because the Individual Defendants dominate and control the business and corporate affairs of Genzyme, and have access to private corporate information concerning Genzyme’s assets, business, and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of Genzyme which makes it inherently unfair for them to pursue and recommend any proposed transaction wherein they will reap disproportionate benefits to the exclusion of maximizing shareholder value.

71.                               By reason of the foregoing acts, practices, and course of conduct, the Individual Defendants are failing to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward plaintiff and the other members of the Class.

72.                               Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to plaintiff and the Class, and may consummate the Proposed Acquisition which will exclude the Class from its fair share of Genzyme’s valuable assets and operations, and/or benefit defendants in the unfair manner complained of herein, all to the irreparable harm of the Class.

73.                               The Individual Defendants are engaging in self-dealing, are not acting in good faith toward plaintiff and the other members of the Class, and have breached and are breaching their fiduciary duties to the members of the Class.

74.                               As a result of the Individual Defendants’ unlawful actions, plaintiff and the other members of the Class will be irreparably harmed in that they will not receive their fair portion of the value of Genzyme’s assets and operations. Unless the Proposed Acquisition is enjoined by the Court, the Individual Defendants will continue to breach their fiduciary duties owed to plaintiff and the members of the Class, will not engage in arm’s-length negotiations on the Proposed Acquisition terms and may consummate the Proposed Acquisition on unfair terms and through an unfair process, all to the irreparable harm of the members of the Class.

75.                               Plaintiff and the members of the Class have no adequate remedy at law.  Only through the exercise of this Court’s equitable powers can plaintiff and the Class be fully protected from the immediate and irreparable injury which defendants’ actions threaten to inflict.

SECOND CAUSE OF ACTION

Claim for Aiding and Abetting Breaches of Fiduciary Duty Against Genzyme

76.                               Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

77.                               The Individual Defendants owed to plaintiff and the members of the Class certain fiduciary duties as fully set out herein.

78.                               By committing the acts alleged herein, the Individual Defendants breached their fiduciary duties owed to plaintiff and the members of the Class.

79.                               Genzyme colluded in or aided and abetted the Individual Defendants’ breaches of fiduciary duties, and is an active and knowing participant in the Individual Defendants’ breaches of fiduciary duties owed to plaintiff and the members of the Class.

80.                               Plaintiff and the members of the Class shall be irreparably injured as a direct and proximate result of the aforementioned acts.

THIRD CAUSE OF ACTION

Claim for Aiding and Abetting Breaches of Fiduciary Duty Against Sanofi

81.                               Plaintiff incorporates by reference and realleges each and every allegation contained above as though fully set forth herein.

82.                               The Individual Defendants owed to plaintiff and the members of the Class certain fiduciary duties as fully set out herein.

83.                               By committing the acts alleged herein, the Individual Defendants breached their fiduciary duties owed to plaintiff and the members of the Class.

84.                               Defendant Sanofi colluded in or aided and abetted the Individual Defendants’ breaches of fiduciary duties, and was an active and knowing participant in the Individual Defendants’ breaches of fiduciary duties owed to plaintiff and the members of the Class.

85.                               Defendant Sanofi participated in the breach of the fiduciary duties by the Individual Defendants for the purpose of advancing its own interests. Defendant Sanofi obtained and will obtain both direct and indirect benefits from colluding in or aiding and abetting the Individual Defendants’ breaches. Defendant Sanofi will benefit, inter alia, from the acquisition of the Company at an inadequate and unfair price if the Proposed Acquisition is consummated.

86.                               Plaintiff and the members of the Class shall be irreparably injured as a direct and proximate result of the aforementioned acts.

PRAYER FOR RELIEF

WHEREFORE, plaintiff demands injunctive relief, in its favor and in favor of the Class and against defendants as follows:

A.                                    Declaring that this action is properly maintainable as a class action;

B.                                    Enjoining defendants, their agents, counsel, employees, and all persons acting in concert with them from consummating the Proposed Acquisition, unless and until the Company adopts and implements a procedure or process reasonably designed to enter into a merger agreement providing the best possible value for shareholders;

C.                                    Directing defendants to exercise their fiduciary duties to commence a sale process that is reasonably designed to secure the best possible consideration for Genzyme and obtain a transaction which is in the best interests of Genzyme’s shareholders

D.                                    Rescinding, to the extent already implemented, the Proposed Acquisition;

E.                                     Imposition of a constructive trust, in favor of plaintiff and members of the Class, upon any benefits improperly received by defendants as a result of their wrongful conduct;

F.                                      Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

G.                                    Granting such other and further equitable relief as this Court may deem just and proper.

Dated: August 11, 2010	By its attorneys,

/s/ Theodore M. Hess-Mahan
Theodore M. Hess-Mahan, BBO #557109
thess-mahan@hutchingsbarsamian.com
HUTCHINGS, BARSAMIAN,
MANDELCORN & ZEYTOONIAN, LLP
110 Cedar Street, Suite 250
Wellesley Hills, MA 02481
Phone: (781) 431-2231
Fax: (781) 431-8726

ROBBINS UMEDA LLP
MARC M. UMEDA
STEPHEN J. ODDO
REBECCA A. PETERSON
ARSHAN AMIRI
600 B Street, Suite 1900
San Diego, CA 92101
Telephone: (619) 525-3990
Facsimile : (619) 525-3991

THE LAW OFFICES OF NICHOLAS
KOLUNCICH III
NICHOLAS KOLUNCICH III
6501 Americas Parkway NE, Suite 820
Albuquerque, NM 87110
Telephone: (505) 881-2228
Facsimile: (505) 881-4288

Attorneys for Plaintiff Jerry L. & Mena M
Morelos Revocable Trust